SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DMY TECHNOLOGY GROUP, INC. VI

(Name of Subject Company (Issuer) and (Name of Filing Person (Issuer))

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

233247105

(CUSIP Number of Class of Securities)

c/o dMY Technology Group, Inc. VI

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

(702) 781-4313

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP

New York, New York 10006

(212) 225-2000

SCHEDULE TO

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by dMY Technology Group, Inc. VI, a blank check company incorporated in Delaware (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 24,150,000 of its issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “common stock”), at a price of $10.14 per share, net to the seller in cash for an aggregate purchase price of up to $244,858,739.51. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated                (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Questions and Answers About the Offer” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The name of the issuer is dMY Technology Group, Inc. VI. The Company is incorporated under the laws of Delaware. The Company’s address is c/o dMY Technology Group, Inc. VI, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada, 89144.

(b) Securities.

This Schedule TO relates to the Company’s common stock, par value $0.0001 per share. As of                , the date of commencement of the tender offer, the Company had 24,150,000 shares of Class A common stock issued and outstanding.

(c) Trading Market and Price.

Not applicable.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth in the following table:

Name	Position
Niccolo de Masi	Chief Executive Officer and Director
Harry L. You	Chairman and Director
Gabrielle Toledano	Director
Darla Anderson	Director
Becky Ann Hughes	Director
Francesca Luthi	Director

The address and telephone number of each director and executive officer of the Company is: c/o dMY Technology Group, Inc. VI, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada, 89144.

Item 4. Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer—General” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer—Purchase Price” is incorporated herein by reference.

(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer—Scheduled Expiration of the Offer” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer—Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Questions and Answers” and “The Offer—Procedures for Tendering Shares of Common Stock—Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Questions and Answers About the Offer,” and “The Offer—Procedures for Tendering Shares of Common Stock” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Questions and Answers About the Offer” and “The Offer—Purchase of Shares of Common Stock and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) Not applicable.

(1)(x) The information set forth in the sections of the Offer to Purchase titled “Description of dMY VI’s Securities and Material Differences in the Rights of Stockholders Following the Business Combination” is incorporated herein by reference.

(1)(xi) The information set forth in the section of the Offer to Purchase titled “The Business Combination—Anticipated Accounting Treatment” is incorporated herein by reference.

(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Questions and Answers About the Offer” and “The Offer—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Business Combination” and “The Share Purchase Agreement” is incorporated herein by reference.

(2)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Business Combination,” “The Offer,” and “The Share Purchase Agreement” is incorporated herein by reference.

(2)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” and “The Business Combination” is incorporated herein by reference.

(2)(iv) The information set forth in the section of the Offer to Purchase titled “The Business Combination—Stockholder Approvals” is incorporated herein by reference.

(2)(v) The information set forth in the section of the Offer to Purchase titled “Description of dMY VI’s Securities and Material Differences in the Rights of Stockholders Following the Business Combination” is incorporated herein by reference.

(2)(vi) The information set forth in the section of the Offer to Purchase titled “The Business Combination—Anticipated Accounting Treatment” is incorporated herein by reference.

(2)(vii) The information set forth in the sections of the Offer to Purchase titled “Questions and Answers About the Offer” and “The Offer—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases.

The information set forth in the sections of the Offer to Purchase titled “Questions and Answers About the Offer,” “The Offer—Purpose of the Offer; Certain Effects of the Offer” and “The Offer—Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “Information about dMY VI,” “The Offer—Purpose of the Offer; Certain Effects of the Offer,” “The Business Combination—General Description of the Business Combination; Closing Consideration,” “The Business Combination—Additional Agreements, “The Share Purchase Agreement,” and “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Offer—General,” and “The Offer—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Purchase titled “The Offer—Purpose of the Offer; Certain Effects of the Offer,” and “The Offer—Source and Amount of Funds,” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Business Combination,” “The Share Purchase Agreement,” “The Offer—Source and Amount of Funds,” and “Management of Rainwater Tech After Consummation of the Business Combination” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Offer—General,” “The Offer—Purchase Price,” and“The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “Risk Factors,” “The Business Combination—Conditions to Closing the Business Combination,” “The Share Purchase Agreement—Conditions to Closing,” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the sections of the Offer to Purchase titled “Principal Stockholders” and “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

(b) Securities Transactions.

Neither the Company, nor to the Company’s knowledge after reasonable inquiry have any of its officers or directors engaged in any transactions in the common stock required to be disclosed in this Item 8(b).

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The Company has retained Continental Stock Transfer & Trust Company (“CST”) to act as the Depositary and Morrow Sodali LLC to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of shares of common stock by mail, facsimile and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and Depositary will receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

The information set forth in the section of the Offer to Purchase titled “Questions and Answers About the Offer,” “The Offer— Purpose of the Offer; Certain Effects of the Offer” and “The Offer—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a) The information set forth in the section of the Offer to Purchase titled “Selected Historical Financial Information of dMY VI,” “Selected Historical Financial Information of Rainwater Tech,” “Unaudited Pro Forma Condensed Combined Financial Information” and “Index to Financial Information” is incorporated herein by reference.

The Company’s audited financial statements for the period from April 16, 2021 (inception) to December 31, 2021 are incorporated herein by reference from its Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

(b) The information set forth in the section of the Offer to Purchase titled “Unaudited Pro Forma Combined Condensed Financial Information” is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Share Purchase Agreement,” “Certain Relationships and Related Party Transactions” and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(l)(B) hereto, is incorporated herein by reference.

(c) Other Material Information.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “Forward-Looking Statements,” “Risk Factors,” and “Where You Can Find More Information” is incorporated herein by reference.

Item 12. Exhibits

See Exhibit List immediately following the signature page.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DMY TECHNOLOGY GROUP, INC. VI

/s/ Niccolo de Masi
Name: Niccolo de Masi
Title: Chief Executive Officer and Director

Dated: December 30, 2022

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated .

(a)(1)(B)*	Form of Letter of Transmittal To Tender Shares of Class A Common Stock (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)*	Form of Commencement Press Release, dated .

(b)	Not applicable.

(d)(1)	Underwriting Agreement, dated September 30, 2021, among the Company and Goldman Sachs & Co. LLC as representative of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(2)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(3)	Warrant Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(4)	Investment Management Trust Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(5)	Registration Rights Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI, dMY Sponsor VI, LLC, and the Holders signatory thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(6)	Private Placement Warrants Purchase Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and dMY Sponsor VI, LLC (incorporated by reference to Exhibit 10.3 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(7)	Administrative Services Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and dMY Sponsor VI, LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(8)	Letter Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI, dMY Sponsor VI, LLC and each of the executive offices and directors of dMY Technology Group, Inc. VI (incorporated by reference to Exhibit 10.5 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(9)	Share Purchase Agreement, dated as of December 22, 2022, by and among dMY Technology Group, Inc. VI, Rain Enhancement Technologies, Inc., Rainwater, LLC, Michael Nefkens and Keri Waters (incorporated by reference to Exhibit 10.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on December 22, 2022).

(d)(10)	Form of Lock-Up Agreement, by and among dMY Technology Group, Inc. VI, Rainwater, LLC, Michael Nefkens and Keri Waters (incorporated by reference to Exhibit 10.2 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on December 22, 2022).

(d)(11)	Sponsor Support Agreement, dated as of December 22, 2022, by and among dMY Technology Group, Inc. VI, dMY Sponsor VI, LLC, Harry L. You, Niccolo de Masi and Rain Enhancement Technologies, Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on December 22, 2022).

(d)(12)*	Exclusive License Agreement, dated November 21, 2022, between Rain Enhancement Technologies, Inc. and Theodore Anderson.

(g)	Not applicable.

(h)	Not applicable.

(i)*	Filing Fee Table

*	Filed herewith.